--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             (AMENDMENT NO. 1)

                                 MAXSERV, INC.
                              (NAME OF THE ISSUER)

                             SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.
                     (NAME OF THE PERSONS FILING STATEMENT)

                     COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             MICHAEL D. LEVIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                 (847) 286-2500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                               ----------------

                                    COPY TO:
                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Sears, Roebuck and Co. and Max Acquisition Delaware Inc. hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase all of the shares of Common Stock, par value $.01 per share, of MaxServ, Inc. at a price of $7.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13E-3. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

ITEM 5.PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  Item 5 of the Schedule 13E-3 is hereby amended to add the following information:

  On Tuesday, February 4, 1997, at 4:30 p.m., the members of the MaxServ Board who had been designated by Parent received notice by facsimile transmission of a special meeting of the Board of Directors of MaxServ to be held at 5 p.m. (Dallas time) on Wednesday, February 5, 1997. The meeting was purported to be called by two unnamed directors.

  On the afternoon of February 5, outside counsel to Parent sought to contact counsel to the Company as to the validity of the call of such meeting; his call to her was not returned. At approximately 5 p.m. on February 5, a teleconference began in which the Parent designated directors participated, as well as inside legal counsel to Parent. Prior to the start of any such meeting, the Parent designated directors joined the teleconference and inquired as to whether the meeting had been properly called, as Section 2.7 of the Bylaws of the Company requires that the call of a special meeting other than by the President must be made "on the written request of two directors. .
 . ." The Company acknowledged that such written request had been provided to the Company only on February 5. The Parent designated directors then renewed their objections to the call and notice of the meeting, and suggested that a duly called and noticed meeting be scheduled at an agreed upon date and time. The Chairman of the MaxServ Board then left the teleconference to consult with counsel to the Company. They rejoined the call, and announced a new meeting would be called and noticed for Friday, February 7, 1997.

  During the teleconference, the Parent designated directors received typewritten resolutions which, they presumed, were to be proposed for adoption at the improperly called special meeting (the "Draft Resolutions"). The Draft Resolutions, which are attached as Exhibit (g)(1) to this Amendment, provided for the following:

    1. The appointment of James F. Leary to fill the vacancy on the MaxServ board created by Mr. Leary's own resignation in December 1996 (after announcement of Sears' interest in acquiring the Minority Interests). Mr. Leary is a principal of Sunwestern.

    2. Amendment of the Company's Bylaws (the "Bylaw Amendments") with respect to the establishment of record dates for the taking of action not by written consent or by written consent, procedures for the appointment of an independent inspectors to tabulate written consents and certain terms regarding the effective dates of written consents. More specifically:

      (a) The Bylaw Amendment concerning the establishment of a record date for action by written consent would have required Parent to request in writing that the MaxServ Board establish a record date for the taking of action by stockholders by written consent in lieu of a meeting, and allowed the MaxServ Board up to 10 days to establish such a record date and which record date could be up to 10 days after the date on which the record date is established. During the pendency of such period, Parent would be unable to exercise any rights as a majority stockholder of the Company.

      (b) The Bylaw Amendment concerning independent inspectors of written consents provided that "no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Company that the consents delivered to the Company in accordance with Section 6.3.2 represent at least the minimum number of votes that would be necessary to take the corporate action." During such period of inspection, a written consent properly executed by Parent would not be effective.

    3. The appointment of an "Independent Committee" comprised of Messrs. Turner, Keane, Rivelli, Leary and a member of the Company's management, Mr. Bayless (the Chief Executive Officer). Such "Independent Committee" was to have "plenary power and authority to take any and all action in connection with all matters relating to Sears' Offer to Purchase", including "the consideration and approval, if appropriate, of defensive measures (including the specific authority to consider and approve, if appropriate, the declaration of a dividend distribution of rights, entitling the holder, in certain instances, to receive, upon exercise, common stock of the Company, of a value to be determined by the Committee)"; a so-called "poison pill."

  Upon reviewing the Draft Resolutions, Parent concluded the contemplated actions of the MaxServ Board were intended to impair Parent's legitimate right to exercise voting power as the majority stockholder of the Company and its legitimate rights to complete the Offer. Further, Parent also believes that the appointment of the Independent Committee is unnecessary as the previously appointed Special Committee, comprised solely of outside directors, has been properly constituted and been provided sufficient authority to permit the MaxServ Board to fulfill its fiduciary duties to the Company's stockholders, including Parent, in connection with the Offer. Parent and Purchaser also noted that pursuant to the condition established in clause (viii) of subsection (g) of the section entitled "THE TENDER OFFER--Certain Conditions of the Offer" of the Offer to Purchase, Parent and Purchaser would be entitled to terminate the Offer if the Bylaw Amendments were to be adopted.

  As a consequence, and in order to prevent members of the MaxServ Board from adopting the Proposed Resolutions or further acting to impair the rights of Parent as a majority stockholder of the Company, Parent executed a written consent in lieu of a meeting of the Company's stockholders (the "Written Consent") pursuant to Section 228 of the Delaware General Corporation Law (the "DGCL") and properly served such written consent upon the registered agent of the Company on Thursday, February 6, 1997, at which time the Written Consent became effective under the provisions of the DGCL. A copy of the written consent is attached as Exhibit (g)(2).

  The Written Consent provided for the following:

    1. Steven M. Cook, an officer of Parent, was appointed to fill the vacancy on the MaxServ Board created by Mr. Leary's resignation.

    2. Section 6.19 of the Company's Bylaws was amended and restated as follows:

      6.19 Amendments. These Bylaws may be altered, repealed or replaced by the stockholders or by vote of the Board of Directors, which such vote shall require, in addition to any other vote required by law, the affirmative vote of each director then in office. The fact that the Board of Directors has such power shall not operate to divest or limit the stockholders of the power to alter, amend, repeal or replace the Bylaws.

  As a result of the effectiveness of the Written Consent, (i) four designees of Parent now are members of the Company's Board and four members are independent of Parent, and (ii) no amendment to the Company's Bylaws may be made without the consent of Parent's designees on the MaxServ Board.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  Item 9 of the Schedule 13E-3 is hereby amended to add the following information:

  A copy of exhibit (b)(2) to the Schedule 13E-3, will be made available for inspection and copying at 3333 Beverly Road, Hoffman Estates, Illinois 60179, during the regular business hours of Parent by any interested equity security holder of the Company or such holder's representative who has been so designated in writing.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  Item 17 of the Schedule 13E-3 is hereby amended to add the following exhibits:

 (g)(1)   Draft resolutions of the Board of Directors of MaxServ, Inc.
          (previously filed as exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference).
 (g)(2) Written consent in lieu of a meeting executed by Sears, Roebuck and Co. (previously filed as exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference).

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Max Acquisition Delaware Inc.
Dated: February 6, 1997

                                            /s/ John T. Pigott
                                          By: _________________________________
                                            Name: John T. Pigott
                                            Title: Vice President and
                                            Treasurer

                                          Sears, Roebuck and Co.

                                            /s/ Michael D. Levin
                                          By: _________________________________
                                            Name: Michael D. Levin
                                            Title: Senior Vice President,
                                                General Counsel and Secretary

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                      DESCRIPTION
 -------                                     -----------
 (g)(1)  Draft resolutions of the Board of Directors of MaxServ, Inc. (previously filed as exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference).
 (g)(2)  Written consent in lieu of a meeting executed by Sears, Roebuck and Co.
         (previously filed as exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference).